UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 30, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI PROVIDES UPDATE ON
RESUMPTION OF UNDERGROUND ORE MINING AT OBUASI

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or the “Company”)
NEWS RELEASE
AngloGold Ashanti Provides Update on Resumption of Underground Ore Mining at
Obuasi

(JOHANNESBURG) – PRESS RELEASE - AngloGold Ashanti announces that underground ore mining at the Obuasi Gold Mine in Ghana is expected to resume by mid-October.

For the remainder of this year, underground ore will be used only to replenish the Run-of-Mine stockpile. Gold production from underground ore sources is therefore expected to re-
commence only in January 2022. The safe ramp up to the full mining rate of 4,000 tons per day is expected to be achieved by the end of the first half of the 2022.

Underground mining activities at Obuasi were voluntarily suspended following a sill pillar failure on 18 May 2021 which resulted in the tragic loss of one of our colleagues. A detailed review of the mining and ground management plans has been conducted by a cross-functional internal team and supported by independent third-party, Australian Mining Consultants (AMC).

Following this review, a comprehensive series of protocols has been introduced to supplement existing operating procedures. The full suite of procedures ahead of the mining front now include the existing systematic probe drilling procedure, extensive use of technology, including
Cavity Monitoring Systems and Cavity Auto Laser System, augmented with visual inspections to confirm the position and status of backfill in previously mined areas. The new paste-fill plant has been commissioned and its reticulation system is expected to be completed by the end of this year.

These protocols, which have been integrated into the Mine Operating System, will be bolstered by scheduled audits to ensure the accuracy and diligence in probe drilling, and the intended implementation of the revised plan. AMC will continue its review of future mining areas.
During the review period, underground development and work related to the Obuasi
Redevelopment Project continued to progress, with Phase 2 construction substantially complete at the end of June 2021.

Phase 3 of the project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, has progressed during this period and will continue as planned through to the end of 2023.

AngloGold Ashanti’s annual revised guidance for 2021 remains unchanged and assumes no gold production contribution from Obuasi for the remainder of this year. It is estimated that the supplementary operating procedures introduced following the review will add about $10 to $20 per tonne to the mine’s operating costs, or about $50/oz. There is no material change to the mine plan or to Obuasi’s published Ore Reserve and Mineral Resources.

Production for 2022, as the mine ramps up, is estimated to be about 240,000oz – 260,000oz at an all-in sustaining cost of approximately $1,250/oz to $1,350/oz, and with cash costs of
$900/oz to $1,000/oz.*

We estimate that in the fourth quarter of next year, the annualized production rate will be about
320,000oz to 350,000oz a year, and we expect that the annual production will remain at around that level in 2022 and 2023 until the completion of Phase 3 in Q4 2023, which we estimate will allow the mining rate to achieve the planned step-up to 5,000 tonnes per day.

With all three phases of the project complete, production from 2024 to 2028 is anticipated to average 400,000oz to 450,000oz at an all-in sustaining cost of $900/oz to $950/oz.

About Obuasi

Obuasi Gold Mine is one of the world’s largest gold ore bodies, with 29.5Moz of Mineral
Resource, at an average grade of 7.64 grams per tonne and 8.7Moz of Ore Reserve at an average grade of 8.6 grams per tonne.

Obuasi, an underground operation, mining to a depth of 1,500m, is in the Ashanti region, approximately 60km south of Kumasi. The mine currently employs 850 staff and 3,360 contractors, with about 97.5% of all positions filled by Ghanaians.

Obuasi was in limited operations in 2015, and on care and maintenance from 2016 to the start of its redevelopment in mid-2018, following the receipt of the requisite approvals from the
Government of Ghana. The first face blast took place in February 2019 with first gold poured in December 2019.

Phase 1 of the redevelopment project was completed by end September 2020 and began commercial production on 1 October 2020. Phase 2, construction and mine development was substantially completed at the end of June.

The Company has an active youth apprenticeship programme, with graduated 55 young artisans last year and another 80 enrolled in 2021. In addition, 13 people are currently enrolled in its graduate trainee programme. AngloGold Ashanti facilitated the opening in 2019 of the
Obuasi campus of Ghana’s renowned Kwame Nkrumah University of Science and Technology
(KNUST), through the provision of campus buildings and accommodation for staff and students. The satellite campus now has 1,000 students enrolled in a number of Bachelor of
Science courses.

Local businesses are prioritised in Obuasi’s supply chain, with more than 80% of the total investment in the mine’s redevelopment spent in Ghana, split evenly between wholly
Ghanaian owed businesses and multinationals registered in Ghana. The support of local businesses is a key strategic objective for the Company, and 100 small and medium sized businesses have been trained and certified through the Company’s Enterprise Development
Programme.

AngloGold Ashanti’s malaria control programme in the Obuasi area is one of the continent’s most successful public health initiatives, with a 90% reduction in malaria cases since the intervention started in 2005. We work with the Global Fund on this malaria programme, extending to 16 districts in Ghana, protecting more than one million people. This has led to a significant drop in related school as well as work absenteeism and creates more than 1,300 seasonal community jobs each year.

The mine has played a key role in the fight against COVID-19 in the Obuasi area, providing healthcare facilities for the community as well as personal protective equipment, sanitiser, handwashing facilities and public education to help contain the virus outbreak.

ENDS

Johannesburg
30 September 2021

JSE Sponsor: The Standard Bank of South Africa Limited
Contacts
Media
Chris Nthite +27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
*Production and cost forecast ranges are expressed in nominal terms. In addition, production and cost estimates assume neither operational nor labour interruptions and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable.
Actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 filed with the
United States Securities and Exchange Commission (SEC).

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives,

changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-
looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain
Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2021
By: /s/ MML MOKOKA
AngloGold Ashanti Limited
Name: MML Mokoka
Title: Company Secretary